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Exhibitx (e)(4)

Non-binding free translation into English for informational purposes only. Original in French.

FORM OF SEVERANCE AGREEMENT (IN THE EVENT OF RESIGNATION) BETWEEN PECHINEY AND EACH OF MS. BORIES AND MESSRS. GILLES-PIERRE LEVY, OLIVIER MALLET, JEAN-DOMINIQUE
SENARD AND PIERRE VAREILLE

[PECHINEY LETTERHEAD]

[PECHINEY EXECUTIVE]

Paris, [DATE]

[PECHINEY EXECUTIVE]

You hold the position of [POSITION IN PECHINEY GROUP] and, as such, are a member of the Executive Committee.

Given the importance and nature of these duties, you could legitimately claim that it would be impossible for you to continue to carry out your duties within Pechiney in the event that one or more persons acting together were to acquire control (as this is defined by Article 3 of EEC Regulation No. 4064-89 governing control of merger operations between companies) of the Pechiney group.

As a result, we hereby confirm our agreement to make a termination payment to you in the event that you resign within a period of one year following the date of such an acquisition of control.

This payment shall be not less than three times the amount of the base compensation which you received during the year preceding the date of acquisition of control of the Pechiney group (hereinafter the "Reference Year"), such amount being increased by the average of the bonuses paid during the Reference Year and the two years preceding the Reference Year.

Any termination other than in the circumstances contemplated by this agreement shall continue to be governed by the provisions of the labor code, the collective agreement, and by any other specific agreement that may have been entered into for your benefit.

I remain,
Very truly yours,
Jean-Pierre Rodier Chairman

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FORM OF SEVERANCE AGREEMENT (IN THE EVENT OF RESIGNATION) BETWEEN PECHINEY AND EACH OF MS. BORIES AND MESSRS. GILLES-PIERRE LEVY, OLIVIER MALLET, JEAN-DOMINIQUE SENARD AND PIERRE VAREILLE